UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

PARADIGM HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	38-3813367
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9715 Key West Avenue, 3rd Floor, Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

EXPLANATORY NOTE

This Form 8-A/A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend the registrant’s registration statement on Form 8-A to reflect the December 14, 2010 reincorporation of Paradigm Holdings, Inc. from Wyoming to Nevada (the “Reincorporation”).  On December 14, 2010, Paradigm Holdings, Inc., a Wyoming corporation (“Paradigm Wyoming”), merged with and into Paradigm Holdings, Inc., a Nevada corporation and a wholly-owned subsidiary of Paradigm Wyoming (the “Company”), with the Company as the surviving entity (the “Merger”).  The shareholders of Paradigm Wyoming approved the Reincorporation and the Merger at the special meeting of shareholders of Paradigm Wyoming held on November 11, 2010.

Immediately prior to the consummation of the Merger, the Company had nominal assets and liabilities.

As a result of the Reincorporation, (i) each outstanding share of Paradigm Wyoming’s common stock, par value $0.01 per share, issued and outstanding was automatically converted into one share of the Company’s common stock, par value $0.01 per share (upon the Reincorporation, each outstanding certificate representing shares of Paradigm Wyoming’s common stock was deemed, without any action by the shareholder, to represent the same number of shares of the Company’s common stock; Paradigm Wyoming shareholders did not need to exchange their stock certificates as a result of the Reincorporation); and (ii) all options and other rights to acquire Paradigm Wyoming’s common stock outstanding immediately before the Reincorporation were also automatically converted into options and rights to acquire the same number of shares of the Company’s common stock upon the same terms, including price.

In accordance with Rule 12g-3 under the Exchange Act, the shares of common stock of the Company were deemed to be registered under Section 12(g) of the Exchange Act as the successor to Paradigm Wyoming.  The Company, as successor issuer to Paradigm Wyoming, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act.  The shares of common stock of the Company continued to be quoted on the Over-The-Counter Bulletin Board under the symbol “PDHO”.

Prior to December 14, 2010, Paradigm Wyoming corporate affairs were governed by the corporate law of Wyoming.  The rights of Paradigm Wyoming shareholders were subject to Paradigm Wyoming’s articles of incorporation and bylaws.  As a result of the Reincorporation, holders of Paradigm Wyoming common stock are now holders of the Company’s common stock, and their rights as shareholders are governed by the corporate law of Nevada and the Amended and Restated Articles of Incorporation and bylaws of the Company.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

The following description is a summary of the capital stock of the Company and contains the material terms of the capital stock. Additional information can be found in the Company’s Amended and Restated Articles of Incorporation and Bylaws.

Common Stock

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of 250,000,000 shares of common stock, $0.01 par value per share.  As of December 14, 2010, 33,448,415 shares of the Company’s common stock were issued and outstanding and an additional 13,848,183 shares were held by the Company as treasury shares.

Each holder of the Company’s common stock is entitled to one vote per share of common stock standing in such holder’s name on the Company’s records on each matter submitted to a vote of the Company’s shareholders, except as otherwise required by law.  Holders of the Company’s common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of the Company’s common stock voting for the election of directors, subject to the rights of the Series A-1 Preferred Stock (as defined below),  may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of the Company’s common stock will not be able to elect any members to the Company’s board of directors.  Subject to the rights of the Series A-1 Preferred Stock, holders of the Company’s common stock are entitled to equal dividends and distributions, per share, when, as and if declared by the Company’s board of directors from funds legally available. Holders of the Company’s common stock do not have preemptive rights to subscribe for any of the Company’s securities nor are any shares of the Company’ common stock redeemable or convertible into any of the Company’s other securities.  If the Company liquidates, dissolves or winds up its business or affairs, its assets will be divided up pro-rata on a share-for-share basis among the holders of the Company’s common stock after creditors and preferred shareholders, if any, are paid.

Preferred Stock

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.01 par value per share.  The Board of Directors has the authority to determine and establish, from time to time by duly adopted resolution, the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock.

As of December 14, 2010, 6,206 shares of the Company’s preferred stock were designated Series A-1 Senior Preferred Stock (the “Series A-1 Preferred Stock”), of which 6,115 shares of Series A-1 Preferred Stock were issued and outstanding. Each share of Series A-1 Preferred Stock had an initial stated value of $1,000 per share (the “Stated Value”) when it was issued  by Paradigm Wyoming.

The holders of the Series A-1 Preferred Stock are entitled to receive cumulative dividends at the rate of 12.5% per annum, accruing on a daily basis and compounding monthly, with 40% of such dividends payable in cash (the “Cash Dividend”) and 60% of such dividends payable by adding such amount to the Stated Value per share of the Series A-1 Preferred Stock.  Based on the dividend accrued as of September 30, 2010, the Stated Value per share as of such date was $1,128.

The Company’s Amended and Restated Articles of Incorporation contemplate that in the event that the Company is unable to pay the Cash Dividend, under certain circumstances, the Company would with respect to the non-paid portion of such Cash Dividend, at the election of the applicable holder of shares of Series A-1 Preferred Stock, either increase the Stated Value of such holder’s shares of Series A-1 Preferred Stock or issue shares of common stock to such holder.

Upon the occurrence of a liquidation event (including certain fundamental transactions), the holders of the Series A-1 Preferred Stock are entitled to receive prior and in preference to the payment of any amounts to the holders of any other equity securities of the Company (the “Junior Securities”) (i) 125% of the Stated Value of the outstanding shares of Series A-1 Preferred Stock, (ii) all accrued but unpaid cash dividends with respect to such shares of Series A-1 Preferred Stock and (iii) the Repurchase Price (as defined below) with respect to all Warrants (as defined below) held by such holders.

The Amended and Restated Articles of Incorporation further provide that any shares of Series A-1 Preferred Stock outstanding as of February 9, 2012 are to be redeemed by the Company for their Stated Value plus all accrued but unpaid cash dividends on such shares (the “Redemption Price”).  In addition, on the last day of each calendar month beginning February 2009 through and including February 2010, the Company is required to redeem the number of shares of Series A-1 Preferred Stock obtained by dividing 100% of all Excess Cash Flow (as defined in the Amended and Restated Articles of Incorporation) with respect to such month by the Redemption Price applicable to the shares to be redeemed.  Further, on the last day of each month beginning March 2010 through and including January 2012, the Company shall redeem the number of shares of Series A-1 Preferred Stock obtained by dividing the sum of $50,000 plus 50% of the Excess Cash Flow with respect to such month by the Redemption Price applicable to the shares to be redeemed.  At anytime prior to February 9, 2012, the Company may redeem shares of Series A-1 Preferred Stock for 125% of the Stated Value of such shares plus all accrued but unpaid cash dividends for such shares.

Pursuant to agreements among the Purchasers (as defined below) and the Company, if at anytime a Purchaser realizes cash proceeds with respect to the Warrants and the Series A-1 Preferred Stock (together, the “Securities”), or common stock received upon exercise of the Warrants equal to or greater than the aggregate amount paid by the Purchaser for the Securities plus 200% of such amount then the Company has the option to repurchase all outstanding shares of Series A-1 Preferred Stock (other than certain excluded shares of Series A-1 Preferred Stock) held by that Purchaser for no additional consideration.

The Amended and Restated Articles of Incorporation also provide that each holder of Series A-1 Preferred Stock shall retain the right to hold one share of Series A-1 Preferred Stock without regard to any rights of the Company to redeem, repurchase or repay any shares of Series A-1 Preferred Stock pursuant to any provision contained in the Certificate of Designations of the Series A-1 Preferred Stock; provided, that in the event that a holder holds only one share of Series A-1 Preferred Stock then that share shall only entitle the holder to certain voting rights with respect to such share and shall not entitle the holder to any other rights thereunder except for rights accruing to such holder as a result of such holder’s ownership of Warrants or shares of Common Stock issuable upon exercise of Warrants.  In the event that all Class A Warrants are no longer exercisable to purchase shares of common stock, then the Company may redeem such share of Series A-1 Preferred Stock for the liquidation price with respect to such share.

The Amended and Restated Articles of Incorporation further provides that upon the occurrence of certain defined events of default each holder of Series A-1 Preferred Stock may elect to require the Company to repurchase any outstanding shares of Series A-1 Preferred Stock held by such holder for 125% of the Stated Value of such shares plus all accrued but unpaid cash dividends for such shares payable, at the holder’s election, in cash or common stock.  In addition, upon the occurrence of such event of default, the number of directors constituting the Board of Directors will automatically increase by a number equal to the number of directors then constituting the Board of Directors plus one and the holders of the Series A-1 Preferred Stock are entitled to elect such additional directors.

Each share of Series A-1 Preferred Stock entitles the holder to such number of votes as shall equal the quotient of (x) the total number of shares of Common Stock issuable upon exercise of all Class A Warrants then outstanding, divided by (y) the total number of shares of Series A-1 Preferred Stock then outstanding.

Options

As of December 14, 2010, the Company had options outstanding to purchase 1,477,000 shares of common stock.  The exercise price of the options is either $0.20 or $0.30 per share.  Of the options outstanding, options to purchase 1,442,000 shares of common stock were vested as of December 14, 2010.

Warrants

On February 27, 2009, Paradigm Wyoming issued Class A Warrants to purchase an aggregate of 79,602,604 shares of common stock at an exercise price of $0.0780 per share (the “Class A Warrants”) and Class B Warrants to purchase an aggregate of 69,062,248 shares of common stock at an exercise price of $0.0858 per share (the “Class B Warrants” and together with the Class A Warrants, the “Warrants”).  Except for the exercise price and number of shares of common stock subject to the Warrants, the terms of the Class A Warrants and the Class B Warrants are substantially similar.

The Warrants expire seven (7) years from the date of issuance, which period, with respect to the Class A Warrants, is subject to extension for an additional seven (7) years if the Company has not met certain milestones.  The Warrants may be exercised for cash or on a cashless exercise basis.  The Warrants are subject to full ratchet anti-dilution provisions and other customary anti-dilution provisions as described therein.  The Warrants further provide that in the event of certain fundamental transactions or the occurrence of an event of default under the Certificate of Designations that the holder of the Warrants may cause the Company to repurchase such Warrants for the purchase price specified therein (the “Repurchase Price”).

In addition to the Class A Warrants and Class B Warrants described above, as of December 14, 2010, warrants to purchase an additional 1,835,298 shares of common stock were outstanding.  These warrants consist of five-year warrants issued on July 25, 2007 for an aggregate of  232,733 shares of common stock at $1.20 per share and a warrant to purchase up to 1,602,565 shares of the Company’s common stock for an exercise price of $0.0780 per share.

Senior Secured Subordinated Promissory Notes

As of December 14, 2010, Senior Secured Subordinated Promissory Notes with an aggregate principal amount of $4,000,000 were held by Hale Capital Partners, LP (“Hale Capital”) and EREF PARA, LLC (“EREF” and together with Hale Capital, the “Purchasers”).  The Notes accrue interest at a rate of 6.00% per annum.  The Notes mature on May 26, 2011.  Hale Capital and EREF may require the Company to redeem all or any portion of the Notes prior to the Maturity Date in connection with an “Event of Default,” “Change of Control” or “Sale” (each as defined in the Notes). From and after the incurrence of an “Event of Default” the interest rate under the Notes automatically increases to 18.00%.  The Notes also contain, among other things, certain affirmative and negative covenants, including, without limitation, limitations on indebtedness, liens and restricted payments.  If the Company fails to redeem the Notes to the extent required pursuant to the terms of the Notes, then each holder of the Notes may elect to convert such holder’s Notes into common stock at a conversion price of $0.086.

Anti-Takeover Effects of Certain Provisions of the Company’s Amended and Restated Articles of Incorporation and Bylaws

The Certificate of Designations contains certain negative covenants that restrict the Company’s ability to consummate a change of control without the prior approval of Hale Capital.  The negative covenants require the prior approval of Hale Capital, for so long as (i) an aggregate of not less than fifteen percent (15%) of the shares of the Company’s Series A-1 Preferred Stock purchased on February 27, 2009 are outstanding, (ii) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares (as defined in the Certificate of Designations) issuable pursuant to all Warrants as of February 27, 2009 are outstanding or (iii) the holders of Series A-1 Preferred Stock own, in the aggregate, not less than fifteen percent (15%) of the Company’s common stock issuable upon exercise of all Warrants as of February 27, 2009, in order for the Company to take certain actions, including, among others, (i) amending the Company’s Articles of Incorporation or other charter documents, (ii) liquidating, dissolving or winding-up the Company, (iii) merging with, consolidating with or acquiring or being acquired by, or selling all or substantially all of its assets to, any person, (iv) selling, licensing or transferring any capital stock or assets with a value, individually or in the aggregate, of $100,000 or more, (v) undergoing certain fundamental transactions, and (vi) certain issuances of capital stock.  In addition, as described above, the Series A-1 Preferred Stock is entitled to certain liquidation preferences and other rights that could discourage a change of control of the Company.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Articles of Incorporation of Paradigm Holdings, Inc. (1)

3.2	Bylaws of Paradigm Holdings, Inc. (1)

(1) Incorporated by reference to the Proxy Statement Pursuant to Section 14(a) of the Exchange Act filed by Paradigm Wyoming with the Securities and Exchange Commission on October 15, 2010.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PARADIGM HOLDINGS, INC.

Dated: December 14, 2010	By:	/s/Richard Sawchak
Richard Sawchak
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Articles of Incorporation of Paradigm Holdings, Inc. (1)

3.2	Bylaws of Paradigm Holdings, Inc. (1)

(1) Incorporated by reference to the Proxy Statement Pursuant to Section 14(a) of the Exchange Act filed by Paradigm Wyoming with the Securities and Exchange Commission on October 15, 2010